UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For period Ended: December 31, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Boston Private Financial Holdings, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

Ten Post Office Square

Address of Principal Executive Office (Street and Number)

Boston, MA 02109

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, Boston Private Financial Holdings, Inc.’s (the “Company”) Los Angeles-based affiliate, First Private Bank & Trust, recorded an increase to its loan loss reserve of between $16 million and $19 million for the quarter ended December 31, 2007. The press release was furnished under cover of a Form 8-K on February 21, 2008. The Company is in the process of including this additional loan loss provision in the Company’s consolidated financial statements to reflect more accurately the conditions that existed as of December 31, 2007. For that reason, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Annual Report”) cannot be filed within the prescribed time period because of the additional time required to finalize the Annual Report and the consolidated financial statements included therein, which work cannot be completed without unreasonable effort and expense. The Company is working to complete the Annual Report as expeditiously as possible. The Company expects that the Annual Report that is subject hereof will be filed within the time allowed by the extension.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Margaret W. Chambers, Secretary	(617)	912-1900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently in the process of fully assessing the impact of this additional provision. Based on the information available at this time, the Company estimates that the additional provision and related adjustments will have an after tax impact on the Company’s earnings of between $10 million and $12 million, or $0.27 and $ 0.31 per share.

Boston Private Financial Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

Date: February 26, 2008	By:	/S/ Walter M. Pressey
Walter M. Pressey President Boston Private Financial Holdings, Inc.

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